EXHIBIT 99.2
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                 CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


                              TECK COMINCO LIMITED



In connection with the Annual Report of Teck Cominco Limited (the "Company") on Form 40-F for the period ended December 31, 2002 (the "Report") to which this certificate is an exhibit, I, John G. Taylor, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date:  May 27, 2003                /s/  John G. Taylor
                                   ---------------------------------------------
                                   John G. Taylor
                                   Chief Financial Officer



A signed original of this written statement required by Section 906 has been provided to Teck Cominco Limited and will be retained by Teck Cominco Limited and furnished to the Securities and Exchange Commission upon request.